Exhibit 16.1

July 16, 2009

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Gentlemen:

We have read Item 4.01 of Form 8-K dated July 16, 2009, of Haights Cross Communications, Inc. and are in agreement with the statements contained in the second through fifth paragraphs of Item 4.01 (a) therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Regarding the registrant's statement concerning the lack of internal control to prepare financial statements, included in the fourth paragraph of Item 4.01 (a) therein, we had considered such matter in determining the nature, timing and extent of procedures performed in our audit of the registrant's 2007 and 2008  financial statements.

/s/ Ernst & Young LLP
New York, NY